UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-53646

CUSIP NUMBER 39986R106

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	October 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Grown Rogue International Inc.

Full Name of Registrant

Novicius Corp., Intelligent Content Enterprises Inc., Eagleford Energy Corp.

Former Name if Applicable

550 Airport Road

Address of Principal Executive Office (Street and Number)

Medford, Oregon, 97504, United States

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has experienced a delay in compiling all information necessary for finalizing its financial statements with its independent accountant in connection with its filing of the Form 20-F for its fiscal year ended October 31, 2023. The registrant requires additional time to complete the Form 20-F and the audited financial statements for the fiscal year ended October 31, 2023. A statement of the registrant’s independent accountant is attached to this Form 12b-25. The registrant expects to file the Form 20-F on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

J. Obie Strickler	(503)	765-8108
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒     No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐     No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Grown Rogue International Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	3/1/2024	By:	/s/ J. Obie Strickler
J. Obie Strickler, President and CEO

Exhibit to Form 12b-25 of Grown Rogue International Inc.

February 29, 2024

Grown Rogue International Inc.

550 Airport Road

Medford, OR 97504

Ladies and Gentlemen,

Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Act of 1934, we inform you that we have been furnished a copy of Form 12b-25, to be filed by Grown Rogue International Inc. on or about February 29, 2024, which contains notification that Grown Rogue International Inc.’s inability to file its Form 20-F by February 29, 2024. We have read Grown Rogue International Inc.’s statements contained in Part III therein and we agree with that statement that, as of this date, we have been unable to complete audit procedures considered necessary prior to the issuance of our report of independent registered public accounting firm on the consolidated statement of financial position, consolidated statement of comprehensive income (loss), consolidated statement of changes in equity, and consolidated statement of cash flows of Grown Rogue International Inc. for the year ended October 31, 2023, to be included in Grown Rogue International Inc.’s Form 20-F for the year ended October 31, 2023.

Very truly yours,

/s/ Turner, Stone & Company, L.L.P.

Independent Registered Public Accounting firm

Dallas, Texas